UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 3)*
Under the Securities Exchange Act of 1934

INTREXON CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

46122T102
(CUSIP Number)

Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: John Owen Gwathmey, Esq. David I. Meyers, Esq. Troutman Sanders LLP Troutman Sanders Building 1001 Haxall Point Richmond, Virginia 23219 (804) 697-1239

July 24, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ❒ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46122T102	Page 2 of 11

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RANDAL J. KIRK

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
56,223,681

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
56,223,681

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,223,681

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 46122T102	Page 3 of 11

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
R.J. KIRK DECLARATION OF TRUST 31-6661283

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,452,051

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
13,452,051

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,452,051

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - trust

CUSIP No. 46122T102	Page 4 of 11

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THIRD SECURITY, LLC I.R.S. IDENTIFICATION NO.: 54-1923091

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
42,635,194

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
42,635,194

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,635,194

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

CUSIP No. 46122T102	Page 5 of 11

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THIRD SECURITY CAPITAL PARTNERS V, LLC I.R.S. IDENTIFICATION NO.: 52-2395642

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,325,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
8,325,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,325,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

CUSIP No. 46122T102	Page 6 of 11

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NRM VI HOLDINGS I, LLC I.R.S. IDENTIFICATION NO.: 27-1471440

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,340,645

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
13,340,645

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,340,645

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

CUSIP No. 46122T102	Page 7 of 11

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KAPITAL JOE, LLC I.R.S. IDENTIFICATION NO.: 45-2595931

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,649,997

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,649,997

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,649,997

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

CUSIP No. 46122T102	Page 8 of 11

This Amendment No. 3 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated March 27, 2014 and filed on April 7, 2014, as amended by Amendment No. 1 dated December 31, 2014 and filed on January 5, 2015, and by Amendment No. 2 dated May 31, 2016 and filed  June 2, 2016 (the “Original Schedule 13D”), relating to the Common Stock, no par value per share (the “Common Stock”), of Intrexon Corporation, a Virginia corporation (the “Company”).  Mr. Randal J. Kirk (“Mr. Kirk”), the R.J. Kirk Declaration of Trust, a revocable trust established by Mr. Kirk (“RJ DOT”), Third Security, LLC, a Virginia limited liability company that is controlled by Mr. Kirk (“Third Security”), Third Security Capital Partners V, LLC (“TSCP V”), a Delaware limited liability company that is managed by Third Security, Kapital Joe, LLC, a Virginia limited liability company that is managed by Third Security (“Kapital Joe”), and NRM VI Holdings I, LLC, a Delaware limited liability company that is managed by an affiliate that is managed by Third Security (“NRM VI Holdings” and, together with Mr. Kirk, the RJ DOT, Third Security, TSCP V, and Kapital Joe, the “Reporting Persons”) are filing this Amendment to disclose the distribution of 22,636,052 shares of Common Stock by New River Management V, LP, a Delaware limited partnership whose general partner is managed by Third Security (“NRM V”) in connection with its liquidation at the end of its term pursuant to its Agreement of Limited Partnership dated May 11, 2007.  In connection with such liquidation, 16,424,238 of such shares are being distributed to entities under the common control of Mr. Kirk.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons are filing this Amendment to disclose the distribution of 22,636,052 shares of Common Stock by NRM V in connection with its liquidation at the end of its term pursuant to its Agreement of Limited Partnership dated May 11, 2007.

In connection with the liquidation, 16,424,238 of such shares are being distributed to entities under the common control of Mr. Kirk.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) of the Original Schedule 13D are hereby amended and restated to read in their entirety as follows:

(a) and (b)          See items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock of the Company owned by the Reporting Persons. The percentage ownership is calculated based on 119,606,141 shares of Common Stock issued and outstanding as of April 30, 2017 as disclosed in the Intrexon Corporation Quarterly Report on Form 10-Q for the period ended March 31, 2017 and filed on May 10, 2017, increased by:  (i) 684,240 shares of Common Stock issued in connection with the acquisition of GenVec, Inc. by the Company, on June 16, 2017, calculated in accordance with the conversion ratio disclosed in the Company’s Form 8-K, dated and filed June 16, 2017; (ii) 31,164 and 35,056 shares of Common Stock issued to Third Security on May 31, 2017 and June 30, 2017, respectively, pursuant to the Services Agreement by and between the Company and Third Security dated November 1, 2015 (the “Services Agreement”) and (iii) 9,380 and 8,302 shares of Common Stock issued to Randal J. Kirk on May 31, 2017 and June 30, 2017, respectively, pursuant to the Restricted Stock Unit Agreement by and between the Company and Randal J. Kirk dated November 1, 2015 (the “RSU Agreement”); and (iv) 68,252 shares of stock issued by the Company on July 7, 2017 pursuant to the exercise of stock options as disclosed in a Form 4 filed on July 10, 2017.

CUSIP No. 46122T102	Page 9 of 11

Reporting Person	Amount of Common Stock Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk	56,223,681	46.7%	56,223,681	--	56,223,681	--
R.J. Kirk Declaration of Trust	13,452,051	11.2%	13,452,051	--	13,452,051
Third Security, LLC	42,635,194	35.4%	42,635,194	--	42,635,194	--
Third Security Capital Partners V, LLC	8,325,000	6.9%	8,325,000	--	8,325,000	--
NRM VI Holdings I, LLC	13,340,645	11.1%	13,340,645	--	13,340,645	--
Kapital Joe, LLC	6,649,997	5.5%	6,649,997	--	6,649,997	--

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by the RJ DOT, Third Security, TSCP V, Kapital Joe, and NRM VI Holdings.  Mr. Kirk controls Third Security, which is the manager of TSCP V and Kapital Joe and which manages the manager of NRM VI Holdings.

(c)         Pursuant to the Services Agreement, the Company will pay to Third Security, on a monthly basis, such number of shares of Common Stock, rounded down to the nearest whole number, equal to a value of $800,000.  Pursuant to the Services Agreement, on May 31, 2017 the Company issued 31,164 shares of Common Stock to Third Security and on June 30, 2017, the Company issued 35,056 shares of Common Stock to Third Security.

Pursuant to the RSU Agreement, Mr. Kirk will receive, on a monthly basis, that number of shares of Common Stock, rounded down to the nearest whole share, whose fair market value equals $200,000.  The number of shares of Common Stock are to become vested and payable based upon the closing price of the Common Stock on the New York Stock Exchange on the last calendar day of each month (or, if such date is not a trading day, the most recent trading day prior to such date).  Pursuant to the RSU Agreement, on May 31, 2017, the Company issued 9,380 shares of Common Stock to Mr. Kirk and on June 30, 2017, the Company issued 8,302 shares of Common Stock to Mr. Kirk.

(d) – (e)          Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons’ responses to Items 4 and 5 are incorporated herein by reference.

CUSIP No. 46122T102	Page 10 of 11

Item 7.	Material to be Filed as Exhibits.

Exhibit 1
Services Agreement, dated as of November 1, 2015, by and among Third Security, LLC and Intrexon Corporation (filed as Exhibit 10.1 to the Current Report on Form 8-K/A dated October 30, 2015 and filed on November 3, 2015, and incorporated herein by reference).

Exhibit 2
Restricted Stock Unit Agreement, dated as of November 1, 2015, by and among Randal J. Kirk and Intrexon Corporation (filed as Exhibit 10.2 to the Current Report on Form 8-K/A dated October 30, 2015 and filed on November 3, 2015, and incorporated herein by reference).

Exhibit 3
Joint Filing Agreement, dated as of July 26, 2017, by and among Randal J. Kirk, the R.J. Kirk Declaration of Trust, Third Security, LLC, Third Security Capital Partners V, LLC, Kapital Joe, LLC, and NRM VI Holdings I, LLC.

CUSIP No. 46122T102	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  July 26, 2017

/s/ Randal J. Kirk
Randal J. Kirk

R.J. KIRK DECLARATION OF TRUST

By:	/s/ Randal J. Kirk
Randal J. Kirk
Trustee

THIRD SECURITY, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

THIRD SECURITY CAPITAL PARTNERS V, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

KAPITAL JOE, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

NRM VI HOLDINGS I, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

EXHIBIT INDEX

Exhibit 1
Services Agreement, dated as of November 1, 2015, by and among Third Security, LLC and Intrexon Corporation (filed as Exhibit 10.1 to the Current Report on Form 8-K/A dated October 30, 2015 and filed on November 3, 2015, and incorporated herein by reference).

Exhibit 2
Restricted Stock Unit Agreement, dated as of November 1, 2015, by and among Randal J. Kirk and Intrexon Corporation (filed as Exhibit 10.2 to the Current Report on Form 8-K/A dated October 30, 2015 and filed on November 3, 2015, and incorporated herein by reference).

Exhibit 3
Joint Filing Agreement, dated as of July 26, 2017, by and among Randal J. Kirk, the R.J. Kirk Declaration of Trust, Third Security, LLC, Third Security Capital Partners V, LLC, Kapital Joe, LLC, and NRM VI Holdings I, LLC.